HIGHLANDER CAPITAL GROUP, INC.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 37169

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2018___ AND ENDING ___12/31/2018___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Highlander Capital Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

535 Millburn Avenue

(No. and Street)

Short Hills	**NJ**	**07078**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas A. MacWright   **973-718-3510**

                                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Meisel, Tuteur, & Lewis, P.C.

(Name – if individual, state last, first, middle name)

101 Eisenhower Parkway	**Roseland**	**NJ**	**07068**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Douglas A. MacWright** _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Highlander Capital Group, Inc. _____ , as

of **December 31** _____ , 20 **18** _____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

None

_____

_____

_____

JAMES C WILKES
Notary Public - State of New Jersey
My Commission Expires Dec 18, 2020

_____
Signature

President & CEO
Title


Notary Public

This report** contains (check all applicable boxes):

☒ (a) Facing page.

☒ (b) Statement of Financial Condition.

☒ (c) Statement of Income (Loss).

☒ (d) Statement of Changes in Financial Condition.

☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.

☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.

☒ (g) Computation of Net Capital.

☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.

☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.

☒ (l) An Oath or Affirmation.

☐ (m) A copy of the SIPC Supplemental Report.

☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HIGHLANDER CAPITAL GROUP, INC.
CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018

CONTENTS



MEISEL, TUTEUR & LEWIS, P.C.
Certified Public Accountants
Management Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Highlander Capital Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Highlander Capital Group, Inc. (the "Company") as of December 31, 2018, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Highlander Capital Group, Inc. as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Highlander Capital Group, Inc.'s management. Our responsibility is to express an opinion on Highlander Capital Group, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Highlander Capital Group, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

101 Eisenhower Parkway | Roseland, NJ 07068 | p 973.228.4600 | mtlcpa.com



Auditor's Report on Supplemental Information

Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission Act of 1934, Schedule II – Reconciliation with Company's Computation of Net Capital Included in Part IIA of Form X-17A-5, and Schedules III & IV – Statements of Exemption from the Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (collectively referred to as "supplemental information") have been subjected to audit procedures performed in conjunction with the audit of Highlander Capital Group, Inc.'s financial statements. The supplemental information is the responsibility of Highlander Capital Group, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, III, and IV is fairly stated, in all material respects, in relation to the financial statements as a whole.

Meisel, Tuteur & Lewis, P.C.

MEISEL, TUTEUR & LEWIS, P.C.

We have served as Highlander Capital Group, Inc.'s auditor since 2016.

Roseland, New Jersey
February 27, 2019

HIGHLANDER CAPITAL GROUP INC.
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
<u>DECEMBER 31, 2018</u>

ASSETS

Cash	$	2,341
Receivables from clearing broker		34,596
Deposit with clearing broker		100,000
Prepaid expenses and other assets		9,150
Property and equipment, less accumulated depreciation & amortization of $295,507		36,845
Investment in affiliate, at fair value		36,767
TOTAL ASSETS	$	219,699

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable and accrued expenses	$	32,062
TOTAL LIABILITIES		32,062
Stockholders' equity		
Common stock - Class A voting, no par value,		
1,000 shares authorized, 160 shares issued, 158 shares outstanding		1,600
Common stock - Class B nonvoting, no par value,		
900 shares authorized, none issued or outstanding		-
Additional paid in capital		1,156,399
Accumulated deficit		(965,362)
Treasury stock, 2 shares at cost		(5,000)
TOTAL STOCKHOLDERS' EQUITY		187,637
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	219,699

The accompanying notes are an integral part of these consolidated financial statements.

HIGHLANDER CAPITAL GROUP INC.
CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2018

REVENUES		
Commisions and fees	$	592,896
Other		114,398
TOTAL REVENUES		707,294
EXPENSES		
Employee compensation and benefits		479,892
Brokerage, exchange and clearance fees		98,578
Occupancy		31,495
Regulatory fees		27,998
Depreciation and amortization		5,003
Other		77,456
TOTAL EXPENSES		720,422
INCOME FROM OPERATIONS		(13,128)
OTHER INCOME		
Net change in unrealized appreciation on investment in affiliate		9,228
TOTAL OTHER INCOME		9,228
NET LOSS	$	(3,900)

The accompanying notes are an integral part of these consolidated financial statements.

- 4 -

HIGHLANDER CAPITAL GROUP, INC
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018

	Common Stock	Additional Paid-in-Capital	Accumulated Deficit	Treasury Stock	Total
Balance, Beginning of Year	$ 1,600	$ 1,298,199	$ (961,462)	$ (5,000)	$ 333,337
Distributions	-	(141,800)	-	-	(141,800)
Net loss	-	-	(3,900)	-	(3,900)
Balance, End of Year	$ 1,600	$ 1,156,399	$ (965,362)	$ (5,000)	$ 187,637

The accompanying notes are an integral part of these consolidated financial statements.

HIGHLANDER CAPITAL GROUP INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
<u>FOR THE YEAR ENDED DECEMBER 31, 2018</u>

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(3,900)
Adjustments to reconcile net loss to net cash flows		
from operating activities:		
Depreciation and amortization		5,003
Net change in unrealized appreciation on investment in affiliate		(9,228)
Changes in operating assets and liabilities:		
Receivables from clearing organization		7,059
Prepaid expenses and other assets		1,999
Accounts payable and accrued expenses		211
TOTAL ADJUSTMENTS TO NET LOSS		5,044
NET CASH FLOWS FROM OPERATING ACTIVITIES		1,144
CASH FLOWS FROM INVESTING ACTIVITIES:		
Acquisition of capital expenditures		(1,141)
Proceeds from return of capital on investment in affiliate		18,000
NET CASH FLOWS FROM INVESTING ACTIVITIES		16,859
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions to stockholders		(141,800)
NET CASH FLOWS FROM FINANCING ACTIVITIES		(141,800)
NET DECREASE IN CASH		(123,797)
CASH - BEGINNING		126,138
CASH - ENDING	$	2,341
SUPPLEMENTAL CASH FLOW INFORMATION:		
Cash paid for income taxes	$	2,500
Cash paid for interest expense	$	-

The accompanying notes are an integral part of these consolidated financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

Highlander Capital Group, Inc. ("HCG Inc."), formerly FIA Capital Group, Inc., and subsidiary (collectively referred to as "the Company"), was incorporated in the state of New Jersey on July 9, 1968 and is effectively a 100% owned by its President both directly and through two related LLC's. HCG Inc. owns 100% of the member's capital of its only subsidiary Highlander Realty Advisors, LLC ("HRA LLC"), a limited liability company organized under the laws of the state of New Jersey on May 19, 2006. The Company has offices in Short Hills, New Jersey.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was granted registration as a broker dealer on April 22, 1987. The two primary sources of income are proprietary trading on the Company's behalf, and commissions earned from retail trading. The Company does not carry customer accounts and accordingly is exempt from the Securities and Exchange Commission's Rule 15c-3-3 (the customer protection rule) pursuant to provision K(2)(ii) of such rule.

The Company participates in a variety of financial and administrative transactions with related parties and affiliates. Though generally at commercial rates, it is possible that because of these relationships the terms of some of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation
The consolidated financial statements include the accounts of Highlander Capital Group, Inc. and its subsidiary Highlander Realty Advisors LLC. All significant intercompany transactions and balances have been eliminated.

Basis of Financial Statement Presentation
The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry.

Management Estimates
The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events
Subsequent events and transactions were evaluated through February 27, 2019 which is the date the consolidated financial statements were available to be issued. There were no subsequent events that require adjustments or disclosures in the consolidated financial statements as of December 31, 2018.

Reclassifications
Certain reclassifications have been made to the prior year consolidated financial statements to conform to the current year presentation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition

Commission revenues, securities transactions, and related expenses are recorded on a trade date basis.

Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. This change was applied using the modified retrospective method and there was no impact on our previously presented results. The adoption of the new revenue standard resulted in no change to beginning member's equity.

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Government and Other Regulation

A broker-dealer of securities business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with applicable requirements of these organizations. As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's net capital rule (Rule 15c3-1) which requires the Company maintain a minimum net capital, as defined.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and Cash Equivalents

For purposes of presentation on both the balance sheet and statement of cash flows, the Company considers highly liquid instruments, with original maturities of three months or less that are not held for sale in the ordinary course of business, to be cash and cash equivalents. Cash and cash equivalent balances may, at a limited number of banks and financial institutions, periodically exceed Federal Depository Insurance Corporation ("FDIC") insurance coverage. The Company believes it mitigates this risk by investing in or through major financial institutions and primarily in funds that are insured by the United States federal government.

Clearing Arrangements

The Company has an agreement with RBC Correspondent Services ("RBC"), a division of RBC Capital Markets LLC, to provide execution and clearing services on behalf of its customers on a fully disclosed basis. All customer records and accounts are maintained by RBC. RBC is a member of various stock exchanges and is subject to the rules and regulations of such organizations as well as those of the Securities and Exchange Commission.

Receivables from the clearing broker include amounts due on proprietary unsettled cash and margin transactions and commissions earned. As of December 31, 2018, the Company had a clearing deposit with RBC in the amount of $100,000.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation of property and equipment is computed over their estimated useful lives, 3 to 7 years, on the straight-line method. Leasehold improvements are amortized using the straight-line method over either the economic useful life of the improvement or the lease term, whichever is shorter.

Following the acquisition of any long-lived asset, the Company continually evaluates whether later events and circumstances have occurred that indicate the remaining useful life of the long-lived asset may warrant revision or that the remaining balance of the long-lived asset may not be recoverable.

Fair Value of Other Assets and Liabilities

The carrying amounts reported on the statement of financial condition for cash, if any, approximate its fair value based on the short-term maturity and the daily pricing mechanisms for these instruments. Other assets and liabilities with short and intermediate-term maturities and defined settlement amounts, including receivables, payables, and accrued liabilities are reported at their contractual amounts, which approximate fair value.

Investment Valuation

The Company follows the guidance in the Fair Value Measurement and Disclosure topic of the FASB Accounting Standards Codification (ASC 820). Under this guidance, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investment Valuation (Continued)

In determining fair value, the Company uses various valuation approaches. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from investment to investment and are affected by a wide variety of factors including, the type of investment, whether the investment is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many investments. This condition could cause an investment to be reclassified to a lower level within the fair value hierarchy.

Valuation Techniques

Private Investment Companies – Investments in private investment companies include an investment in a fund managed by an affiliated entity. Investments in private investment companies are typically valued utilizing the net asset valuations provided by the underlying companies and/ or their administrators. The Company's management considers subscription and redemption rights, including any restrictions on the disposition of the interest in its determination of fair value. Investments in private investment companies are included in Level 3 of the fair value hierarchy.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company accounts for income taxes in accordance with FASB ASC 740, Income Taxes, which requires the recognition of deferred income taxes for differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established to reduce deferred tax assets to the amount expected to be realized.

Management is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including the resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit recognized is measured as the largest amount of benefit that is greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce stockholder's equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better consolidated financial statement comparability among different entities.

Based on its analysis, management has determined that the Company has not incurred any liability for unrecognized tax benefits as of December 31, 2018. However, the Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analysis of and changes to tax laws, regulations and interpretations thereof.

The Company has $401,000 of federal and $432,000 of state net operating losses available to reduce future federal and state income taxes. Future federal and state expected tax benefits aggregating approximately $123,000 from the application of the unused net operating losses have not been recognized due to the uncertainty of obtaining levels of sufficient taxable income based upon the Company's past experience. The U.S. Federal jurisdiction and New Jersey are the major tax jurisdictions where the Company files income tax returns. The Company is no longer subject to U.S. Federal or State examinations by tax authorities for years before 2014. Should any such penalties and interest be incurred, the Company's policy would be to recognize them as interest expense and other expenses, respectively. No interest expense or penalties have been assessed for the years ended December 31, 2018.

New Accounting Pronouncements

Leases: In February 2016, the FASB issued ASU 2016-02 – Leases (Topic 842). The update requires lessees to recognize leases on the balance sheet with lease liabilities and corresponding right-of-use assets based on the present value of lease payments. The new standard will be effective for annual reporting periods beginning after December 15, 2018. The Company is currently evaluating the reporting and economic implications of the new standard.

3. FAIR VALUE MEASUREMENTS

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with ASC 820. See Note 2 for a discussion of the Company's policies.

The following table summarizes the levels in the ASC 820 fair value hierarchy into which the Company's investments are classified as of December 31, 2018:

	Total	Level 1	Level 2	Level 3
Investment in affiliated private investment company, at fair value	$ 36,767	$ -	$ -	$ 36,767

The following table summarizes the activity for the year ended December 31, 2018 for investments classified within Level 3. The classification of an investment within Level 3 is based upon the significance of the unobservable inputs to the overall fair value measurement.

Beginning balance January 1, 2018	$ 45,539
Proceeds from return of capital on investment	(18,000)
Change in unrealized appreciation on investment	9,228
Ending balance December 31, 2018	$ 36,767
Change in unrealized appreciation on investment still held at December 31, 2018	$ 9,228

4. PROPERTY AND EQUIPMENT

Property and Equipment at December 31, 2018 consists of the following:

Computer equipment	$ 185,881
Furniture and fixtures	95,474
Leasehold improvements	50,997
	332,352
Less: accumulated depreciation and amortization	295,507
	$ 36,845

Total depreciation and amortization expense charged to operations amounted to $5,003 for the year ended December 31, 2018.

5. TREASURY STOCK

In December 2012, the Board of Directors authorized the Company to repurchase 2 shares of Class A - voting common stock from a minority stockholder for $5,000. The stock is held in treasury and recorded using the cost method.

6. TRANSACTIONS WITH RELATED PARTIES

The Company shares its office space as well as various administrative services with affiliates of the Company. In addition, the Company is also invested in an affiliated company through common ownership and management.

In February 2011, the Company relocated to Short Hills, NJ where it leases space on a month to month basis from GDJ Realty Holdings LLC which is 50% owned by the Company's president and 50% owned by other family members. For the year ended December 31, 2018, rent expense totaled $27,600 and is included in occupancy expenses on the consolidated statement of operations.

In December 2007, the Company and its subsidiary acquired a 30% interest in Highlander Futures Management LLC ("HFM LLC"), a New Jersey limited liability company, for an initial capital contribution of $15,000. Highlander Futures Management LLC is involved in equity and options investing. At December 31, 2018, the fair value of the Company's investment in HFM LLC amounted to $36,767 and is included in the investment in affiliate balance reported on the consolidated statement of financial condition. For the year ended December 31, 2018, the net change in unrealized appreciation on the Company's investment in affiliate amounted to $9,228 as reported in the consolidated statement of operations.

7. REGULATORY REQUIREMENTS

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall be the greater of $5,000 or 6-2/3% of aggregate indebtedness. At December 31, 2018, the Company had net capital of $104,875 which was $99,875 in excess of its required net capital of $5,000. At December 31, 2018, the ratio of Aggregate Indebtedness to Net Capital was .3057 to 1 (or 30.57%).

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company does not hold customers' cash or securities. As of December 31, 2018 and during the year then ended, the Company did not have any subordinated borrowings.

8. COMMITMENTS AND CONTINGENCIES

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management, the resolution of these matters will not have a material effect on the Company's financial position or results of operations.

9. RETIREMENT SAVING PLAN

The Company maintains a Section 401(k) plan (the "Plan") that covers all employees of the Company aged 21 who have completed at least 12 months' service with at least 1,000 hours in each 12-month period. Annual contributions are subject to limitations under the Internal Revenue Code. Participants may elect to defer 2-15% of their annual compensation and the company matches 50% of elective deferrals up to 6% of eligible compensation. The employee contribution is fully vested at all times. Participants are vested in the Company contribution at the rate of 33.33% per year of service beginning after the first year and are 100% vested after the third year. For the year ended December 31, 2018, the Company's contribution amounted to $3,511.

10. OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company encounters economic risk, mainly comprised of credit risk and market risk. Credit risk arises from the customer securities activities which are transacted on either cash or margin basis. These transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and margin requirements are not sufficient to fully cover losses which customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill those obligations. In connection with its clearing arrangements, the Company is required to guarantee the performance of its customers in meeting their contracted obligations.

Concentrations of credit risk arise when a number of customers are engaged in similar business activities, activities in the same geographic region, or have similar economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions.

As a securities broker and dealer, the Company is engaged in various brokerage and trading activities with domestic and international investors. The Company attempts to minimize credit risk associated with these activities by monitoring customer credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned to the Company when necessary. The credit risk is also minimized by the careful monitoring of customer accounts by the clearing firm.

At various times during the year, the Company has maintained deposits with other financial institutions in excess of amounts insured. The exposure to the Company from these transactions is solely dependent upon daily balances and the financial strength of the respective institutions.

HIGHLANDER CAPITAL GROUP, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2018

Computation of net capital:
Credits:

Total stockholders' equity	$ 187,637

Deductions:
Nonallowable assets:

Prepaid expenses and other assets	(9,150)
Property and equipment, net	(36,845)
Investment in affiliate	(36,767)
Net capital	**$ 104,875**

Schedule of aggregate indebtedness:

Accounts payable and accrued expenses	$ 32,062
Aggregate indebtedness	**$ 32,062**

Computation of excess net capital:

Net capital as calculated above	$ 104,875
Minimum net capital required (greater of $ 5,000 or 6-2/3% of AI)	$ 5,000
Net capital in excess of net capital requirement	**$ 99,875**
Ratio of aggregate indebtedness to net capital	**.3057 to 1**

SCHEDULE II
RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORMX-17A-5 AS OF DECEMBER 31, 2018

Net capital, as reported in Company's Part II (unaudited) Focus Report	$ 101,875
Increase resulting from December 31, 2018 audit adjustments, net	$ 3,000
Net capital, as included in this report	**$ 104,875**

There are no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's amended unaudited Form FOCUS Part II filing as of December 31, 2018.

HIGHLANDER CAPITAL GROUP, INC.

SCHEDULE III
STATEMENT OF EXEMPTION FROM THE COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES

In accordance with the exemptive provisions of SEC Rule 15c3-3, especially exemption k(2)(ii), the Company is exempt from the computation for determination of reserve requirements. All customer transactions are cleared through another broker-dealer on a fully disclosed basis. The Company holds no customer funds or securities. Any such funds or securities are promptly transmitted to the clearing broker-dealer.

SCHEDULE IV
STATEMENT OF EXEMPTION FROM THE INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES

In accordance with the exemptive provisions of SEC Rule 15c3-3, especially exemption k(2)(ii), the Company is exempt from the information relating to the possession or control requirements. All customer transactions are cleared through another broker-dealer on a fully disclosed basis. The Company holds no customer funds or securities. Any such funds or securities are promptly transmitted to the clearing broker-dealer.

Highlander Capital Group, Inc.



535 Millburn Avenue
Short Hills, NJ 07078
973-718-3510
Fax: 973-718-3515
dmacwright@highlandercapital.com

Douglas A. MacWright
President and
Chief Executive Officer

Highlander Capital Group, Inc.
Exemption Report
December 31, 2018

Highlander Capital Group, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claims an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 section k(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k)(2)(ii) for the entire period January 1, 2018 through December 31, 2018 without exception.

I, Douglas A. MacWright, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Douglas A. MacWright





MEISEL, TUTEUR & LEWIS, P.C.
Certified Public Accountants
Management Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Highlander Capital Group, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report for SEA Rule 17a-5(d)(4), in which (1) Highlander Capital Group, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Highlander Capital Group, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(ii) (the "exemption provisions") and (2) Highlander Capital Group, Inc. stated that Highlander Capital Group, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Highlander Capital Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Highlander Capital Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Meisel, Tuteur & Lewis, P.C.

MEISEL, TUTEUR & LEWIS, P.C.

Roseland, New Jersey
February 27, 2019

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